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                                                                    Exhibit 99.3

                CHARTER FOR THE EXECUTIVE COMPENSATION COMMITTEE
                            OF THE BOARD OF DIRECTORS
                           OF KINDRED HEALTHCARE, INC.


Mission Statement

     The Executive Compensation Committee (the "Committee") is appointed to fulfill the Board of Directors' responsibility to the shareholders, potential shareholders, and investment community to ensure that the Company's key executives, officers and Board members are compensated in accordance with the Company's overall compensation policies and executive compensation policy. The Committee shall recommend, and approve compensation policies, programs, and pay levels that are necessary to support the Company's objectives and that are rational and reasonable to the value of the services rendered.

Organization

     The Committee shall be comprised of at least three directors. The members of the Committee shall meet the independence and any other requirements under applicable laws and regulations and the rules of the NASDAQ Stock Market or any exchange upon which the Company's common stock is principally traded. The members of the Committee shall be appointed and removed by the Board. The Board of Directors also shall designate a Committee Chairperson. The Committee shall meet at least three times annually and shall report to the Board of Directors on its findings and matters within the scope of its responsibility.

     A quorum at any Committee meeting shall be at least two members. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held, except as specifically provided herein (or where only two members are present, by unanimous vote). Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held. The Chairperson of the Committee shall be responsible for establishing the agendas for meetings of the Committee. An agenda, together with materials relating to the subject matter of each meeting, shall be sent to the members of the Committee prior to the meeting. The Committee shall maintain minutes of all of its meetings to document its activities and recommendations. The Committee shall review and reassess this Charter annually and recommend changes it considers appropriate to the Board for approval. The Committee shall annually review its own performance.

Committee Authority and Responsibilities

     The Committee's policies should remain flexible to react to changing conditions and to ensure that the Board of Directors and shareholders that (1) the achievement of the

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overall goals and objectives of the Company can be supported by adopting an appropriate compensation policy and implementing it through an effective total compensation program, and (2) the total compensation program of the Company is designed with full consideration of all accounting, tax, securities laws, and regulatory requirements and is of the highest quality.

The Committee shall:

.. Review and approve the overall compensation policies along with an executive compensation policy that (1) supports the Company's overall business strategy and objectives, (2) attracts and retains key executives, (3) links total compensation with business objectives and organizational performance, and (4) provides competitive total compensation opportunities at a reasonable cost while enhancing shareholder value.

.. Review and approve the annual base salary level, annual incentive opportunity levels, long-term incentive opportunity levels, equity-based compensation plans, executive perquisites, employment agreement, change in control agreement, benefits, and supplemental benefits of the chief executive officer of the Company. In determining the long-term incentive component of chief executive officer compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the chief executive officer in past years.

.. Review and approve the annual base salary levels, annual incentive opportunity levels, long-term incentive opportunity levels, equity-based compensation plans, executive perquisites, employment agreements, change in control agreements, benefits, and supplemental benefits of the named executive officers as required under the securities laws, and, where appropriate, the other key executives of the Company. The chief executive officer of the Company may be present at the Committee meetings where such matters are reviewed and approved.

.. Evaluate annually the chief executive officer and other key executives' compensation levels and payouts against (1) pre-established performance goals and objectives, and (2) an appropriate peer group.

.. Review and assess performance goals established before the start of a plan year and determine when performance goals have been achieved at the end of the plan year.

.. Administer the compensation plans of the Company for the chief executive officer, named executive officers, and, where appropriate, other key officers and employees and review and approve awards under such plans as recommended by Company management.

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..  Review and recommend for approval new incentive plans to the Board of
   Directors that are consistent with the overall compensation policies, and monitor the appropriateness of payouts under alternative business scenarios.

.. Review the retirement plans of the Company and the results of the retirement plan investments for compliance with the Company's overall compensation policies, tax law, the Employment Retirement Income Security Act of 1974 (ERISA), and related legal requirements.

.. The Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the compensation package for directors, the chief executive officer, or the other senior executives and shall have sole authority to approve the consultant's fees and other retention terms. The Committee also shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

.. Review and approve outside directors' compensation (retainers, fees, benefit plans, and perquisites) as recommended by Company management.

.. Keep abreast of current developments in executive compensation outside the Company.

.. Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors.

.. Prepare a report of the Committee as required to be included in the Company's proxy statement.

.. Take any other actions necessary or advisable from time to time to comply with applicable laws and regulations and all applicable listing standards.

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